

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 6010

February 11, 2008

Mr. Thomas M. Abate
Corporate Vice President, Chief Financial Officer and
  Treasurer
Edwards Lifesciences Corporation
One Edwards Way
Irvine, California 92614

>   **Re: Edwards Lifesciences Corporation
>   Form 10-K for the fiscal year ended December 31, 2006
>   File No. 001-15525**

Dear Mr. Abate:

 We have completed our review of your Form 10-K and related filings and have no further comments at this time.

>   Sincerely,

>   Brian Cascio
>   Branch Chief